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                             October 8, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director

Re:	Husky Energy, Inc.

Form 40-F for the Fiscal Year Ended December 31, 2008

Filed February 18, 2009

Response Letter Dated October 2, 2009

File No. 001-04307

Ladies and Gentlemen:

On behalf of our client, Husky Energy Inc. (“Husky” or the “Company”) and in response to a comment letter dated October 2, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), the Company has asked us to submit to you its responses to the Comment Letter (the “Responses”) relating to its annual report on Form 40-F for the fiscal year ended December 31, 2008. Attached as Annex A hereto, please find the Responses.

The contact information of the responsible representative at the Company is Mr. James Girgulis, Vice President, Legal & Corporate Secretary, 707 8th Avenue

U.S. Securities and Exchange Commission	2

S.W., P.O. Box 6525 Station D, Calgary, Alberta, Canada T2P 3G7. In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

If the Staff wishes to discuss this letter or the attached documents, please contact me at (212) 373-3078.

Very truly yours,
Andrew J. Foley
ANDREW J. FOLEY

cc:	John C. S. Lau

James Girgulis

ANNEX A

Company Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Staff’s comments are as follows:

Engineering Comments

1.

We have considered your response to prior comment one in your letter dated August 6, 2009. Please confirm that, in future filings, you will indicate in the relevant risk factor your gross and net replacement ratios for the periods covered by your financial statements and that, to the extent the replacement of your reserves is less than 100%, you will address that occurrence in your Management’s Discussion and Analysis of Financial Condition and Results of Operations or an appropriate location in your Form 40-F.

Response

The Company hereby confirms that, in future filings, it will indicate in the relevant risk factor its gross and net replacement ratios for the periods covered by its financial statements and that, to the extent the replacement of its reserves is less than 100%, it will address that occurrence in its Management’s Discussion and Analysis of Financial Condition and Results of Operations or an appropriate location in its Form 40-F.